Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Chanticleer Holdings, Inc. and Subsidiaries on Form S-3 (File No. 333-193144) and Form S-8 (File No. 333-193742) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 31, 2014, with respect to our audits of the consolidated financial statements of Chanticleer Holdings, Inc. and Subsidiaries as of December 31, 2013 and 2012 and for the years then ended, which report is included in this Annual Report on Form 10-K of Chanticleer Holdings, Inc. and Subsidiaries for the year ended December 31, 2013.

/s/ Marcum llp

Marcum llp

New York, New York

March 31, 2014